Filed Pursuant to Rule 433

Registration Statement No. 333-182348

August 17, 2012

M&T BANK CORPORATION

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

Pricing Term Sheet

Issuer:	M&T Bank Corporation

Securities:	Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Shares”)

Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Shares,” and collectively with the Series A Preferred Shares, the “Preferred Shares”)

Expected Security Ratings:*	Baa2 (Moody’s) / BBB (S&P) / BB (Fitch)

Number of Preferred Shares:	230,000 Series A Preferred Shares

151,500 Series C Preferred Shares

Liquidation Preference:	$1,000 per Preferred Share

Term:	Perpetual

Dividend Rate (Cumulative):	Currently, the initial dividend rate is 5% per annum through February 14, 2014 for the Series A Preferred Shares and through November 14, 2013 for the Series C Preferred Shares, and will increase to 9% per annum on and after February 15, 2014 for the Series A Preferred Shares and on and after November 15, 2013 for the Series C Preferred Shares, in each case, if not otherwise redeemed earlier for cash by the Issuer.

Upon effectiveness of the Amendment (as defined in the preliminary prospectus supplement dated August 17, 2012), the initial dividend rate on the Series A Preferred Shares and the Series C Preferred Shares will be 5% per annum through November 14, 2013, and will increase to 6.375% per annum on and after November 15, 2013.

Dividend Payment Dates:	Quarterly in arrears on February 15, May 15, August 15 and November 15. The next dividend payment date will be November 15, 2012, and holders of Preferred Shares that are record holders on the record date for such dividend payment date will be entitled to any declared dividends payable on such date.

Day Count:	30/360

Trade Date	August 17, 2012

Settlement Date:	August 21, 2012 (T+2)

Optional Redemption:	In connection with this offering, the Issuer has contractually agreed for the benefit of holders of the Preferred Shares not to redeem the Preferred Shares until on or after November 15, 2018. More specifically, the Preferred Shares will only be subject to redemption by the Issuer, at its option, (i) in whole or in part, at any time and from time to time, subject to prior approval by the appropriate federal banking agency, beginning on or after November 15, 2018, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated August 17, 2012), in each case, at a redemption price equal to the sum of 100% of the liquidation preference per Preferred Share plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to but excluding the date of redemption. Such contractual agreement will continue to be in effect in accordance with its terms until November 15, 2018 even if the issuer does not receive common shareholder approval for the Amendment.

These modified redemption terms are also included in the Amendment and, upon effectiveness of the Amendment, will become terms of the Preferred Shares

Listing:	Application will be made to list the Preferred Shares on the New York Stock Exchange (the “NYSE”) under the symbols “MTBPr’” (Series A Preferred Shares) and “MTBPrC” (Series C Preferred Shares). If the application is approved, trading of the Preferred Shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Preferred Shares.

Public Offering Price:	$1,000 per Series A Preferred Share, plus accrued dividends from and including August 15, 2012 of $0.83 per share

$1,000 per Series C Preferred Share, plus accrued dividends from and including August 15, 2012 of $0.83 per share

Underwriting Discounts and Commissions to be paid by the Issuer:	$9.84 per Series A Preferred Share

$13.33 per Series C Preferred Share

Gross Proceeds to the United States Department of the Treasury:	$381,816,645.00

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Sandler O’Neill + Partners, L.P., RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated

Co-Managers:	MR Beal & Co. and Rice Securities, LLC

CUSIP/ISIN for the Preferred Shares:	Series A Preferred Shares: 55261F 609 / US55261F6097

Series C Preferred Shares: 55261F 708 / US55261F7087

*Note: A securities rating may be changed, suspended or withdrawn at any time and is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

M&T Bank Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents M&T Bank Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about M&T Bank Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Sandler O’Neill + Partners, L.P. toll-free at 1-866-805-4128, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Stifel,

Nicolaus & Company, Incorporated toll-free at 1-443-224-1988.

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